FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of April 2006

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of the first quarter press release and supplemental data, dated April 26, 2006, pertaining to the financial condition and results of operations at and for the quarter ended March 31, 2006, as well as revised forecasts for the registrant’s operations for the fiscal year ending December 31, 2006. The consolidated financial information of the registrant included in the press release and the supplemental data were prepared on the basis of International Financial Reporting Standards, which differ in certain important respects from accounting principles generally accepted in the United States. The financial results for the quarter ended March 31, 2006 are unaudited.

The earning projections for the fiscal year ending December 31, 2006 included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Venezuela in general. The projections and estimates regarding the telecommunications industry may be affected by the state of the economy in Venezuela and abroad, the effects of competition, the pricing of services, tariff-setting regulations and the success of new products, new services and new businesses. No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

From:	Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) NYSE: VNT BVC: TDV.d April 26, 2006	For Release: Contact:

FOR IMMEDIATE RELEASE

Cantv Investor Relations

+011 58 212 500-1831 (Main)

+011 58 212 500-1828 (Fax)

Email: invest@cantv.com.ve

The Global Consulting Group

César Villavicencio

646 284-9423 (US)

Email: cvillavicencio@hfgcg.com

CANTV ANNOUNCES FIRST QUARTER 2006 RESULTS

Revenue and free cash flow increased 32.3% and 72.1%, respectively. Nearly 400 thousand net additions increased our mobile subscriber base to nearly 5.6 million. 2006 Guidance revised increasing year-end mobile subscribers from 6.3 to 7.8 million.

HIGHLIGHTS

■	Consolidated revenues increased a robust 32.3% over first quarter 2005 due to sustained growth in our mobile and broadband services

■	Our mobile and broadband customer bases posted 75.1% and 68.5% increases, respectively, over first quarter 2005

■	First quarter mobile net additions of nearly 400 thousand subscribers increased our mobile customer base to nearly 5.6 million subscribers

■	Continued strong ABA (ADSL) sales increased our customer base to almost 327 thousand subscribers, a 75.4% increase over first quarter 2005

■	Sustained growth momentum in switched access lines generated 6.6% gain over first quarter 2005

■	A one time gain of the sale of the Company’s 1.2% equity investment in INTELSAT occurred in first quarter 2005 affects EBITDA and net income comparison with first quarter 2006. Net of this effect, first quarter 2006 EBITDA would have been 16.6% higher than a year ago and net income would have been 0.2% lower than a year ago

■	Strong operating cash flow drove a 72.1% increase in free cash flow over first quarter 2005

■	First quarter 2006 CAPEX of Bs. 166.8 billion in line with prior 2006 Guidance

■	2006 Guidance has been revised to reflect strong performance on our mobile segment. 2006 year-end mobile subscribers estimated range mid-point has been increased from 6.3 million to 7.8 million. Our revised 2006 revenues, EBITDA and net income mid-point estimates are 5.3%, 5.3% and 8.6% higher than previous guidance, respectively. Updated estimates mid-points increased 11.0% for CAPEX and declined 1.5% for free cash flow

Financial results are stated in accordance with International Financial Reporting Standards (IFRS). Translation of financial statements data to US$ has been performed solely for the convenience of the reader, converting bolivar amounts at the current official exchange rate of Bs. 2,150 per US$1.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 1

KEY FINANCIAL AND OPERATING INDICATORS

Figure 1 - Key Financial Highlights and Operating Indicators

Billions of Bs. and %

	1Q06	1Q05	Inc./(Dec.)%
Revenues	1,441.5	1,089.7	351.8		32.3%
EBITDA	431.6	441.6	(10.0)		(2.3)%
EBITDA Margin	30%	41%	(1,100	)bps	N.M.
Net Income	183.9	294.9	(111.0)		(37.6)%

CAPEX	166.8	120.4	46.4		38.5%
Free Cash Flow	188.4	109.5	78.9		72.1%
Debt payments	25.8	25.4	0.4		1.6%

	1Q06	1Q05	Inc./(Dec.)%
Subscribers (thousands)
Fixed	3,457.9	3,126.5	331.4	10.6%
Switched access lines	3,114.4	2,922.7	191.7	6.6%
Residential	2,410.0	2,244.7	165.3	7.4%
Non-residential	597.8	582.7	15.1	2.6%
Public Telephones	106.6	95.3	11.3	11.8%
Broadband	343.5	203.8	139.7	68.5%
ABA (ADSL) lines	326.6	186.1	140.5	75.4%
Private Circuits	16.9	17.7	(0.8)	(4.5)%
Mobile	5,587.5	3,191.1	2,396.4	75.1%
Postpaid	271.3	223.2	48.1	21.6%
Prepaid	5,316.2	2,967.9	2,348.3	79.1%
Traffic (millions of minutes)
Fixed Local	3,131	3,426	(295)	(8.6)%
Fixed DLD and ILD	590	634	(44)	(6.9)%
Mobile	1,209	653	556	85.1%

N.M.= Not meaningful

Note: further details are disclosed in additional tables posted in Cantv’s Investor Relations web page

REVENUE ANALYSIS

Strong mobile and broadband revenues continued to drive top line growth

Operating revenues totaled Bs. 1,441.5 billion during first quarter 2006, a Bs. 351.8 billion (32.3%) increase over first quarter 2005.

Quarter-over-quarter revenue growth was driven by 72.5% and 10.8%, increases in mobile and fixed line revenues, respectively. Fixed line revenues reflects a 45.8% growth in its broadband component.

As a percentage of total revenues, first quarter mobile revenues increased from 34.8% in first quarter 2005 to 45.4% in first quarter 2006 (see Figure 2).

Figure 2 - Revenues

Cantv’s business growth efforts were reflected in our first quarter revenues. Each of our two business segments contributed to the overall 32.3% revenue growth.

The 10.8% revenue increase in our fixed line segment was largely a result of the 68.5% growth in broadband customers. Excluding broadband, our fixed line business’ revenues increased 3.0% over the same period last year. The improvement was driven by 19.4% higher IXC fixed to mobile outgoing revenues combined with the sustained fixed wireless subscriber growth. Local services residential tariffs remained frozen.

Mobile revenue growth was driven by the segment’s robust subscriber and traffic growth.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 2

Fixed

Sustained growth in fixed-switched access lines

Switched Access Lines:

Lines in service increased 6.6% on a year-over-year basis surpassing the 3.1 million mark.

Nearly 17 thousand net additions were generated during first quarter 2006 reflecting sustained subscriber growth. These net additions were 57.0% lower than those generated during the same period in 2005 (see Figure 3).

Figure 3 – Switched Access Lines in Service

First quarter 2006 growth was driven by a 25,312 increase in residential lines combined with 2,040 new public telephony lines. These increases were partially offset by a 10,625 non-residential lines reduction. Our prepaid product continues to drive our fixed line growth with first quarter net additions of 24,394 lines.

Local Service Revenues:

Local service revenues decrease 0.6% driven by reduced traffic and freeze tariffs

First quarter 2006 local service revenues of Bs. 220.1 billion were Bs. 1.3 billion lower (0.6%) than revenues during the same period in 2005. The slight decrease primarily reflects the decrease in local usage traffic. Local services residential tariffs continue to be frozen.

Figure 4 - Local Service Revenues

	(in millions of Bs.)
	1Q06	1Q05	Inc./(Dec.)%
Monthly recurring charge	126,785	123,978	2,807	2.3%
Installation & Equipment	10,862	6,763	4,099	60.6%
Usage	82,431	90,637	(8,206)	(9.1)%

Total	220,078	221,378	(1,300)	(0.6)%

The 60.6% increase in installation and equipment revenues over first quarter 2005 was primarily attributable to a 61.6% increase in fixed wireless equipment residential sales.

Local usage revenues declined 9.1% due primarily to a 10.5% decrease in unbundled (billed) minutes. As shown in Figure 5, the 10.5% decrease in local services traffic was attributable to 9.9%, 7.4% and 28.4% reductions in residential, non-residential and public telephony traffic, respectively, partially offset by an increase in the weighted average price per minute of 1.2%. The higher average price was driven by the increase in prepaid minutes as a percentage of total traffic from 5.8% in first quarter 2005 to 9.7% in first quarter 2006. Prepaid usage is priced at a higher tariff than postpaid traffic.

Figure 5 - Local Unbundled Minutes

	(in millions)
	1Q06	1Q05	Inc./(Dec.)%
Residential	1,388	1,541	(153)	(9.9)%
Non-residential	686	741	(55)	(7.4)%
Public telephony	131	183	(52)	(28.4)%

Total	2,205	2,465	(260)	(10.5)%

The 28.4% reduction in public telephony traffic was driven by mobile services substitution, and was comprised of a 60.6% decrease in traffic generated by traditional payphones partially offset by a 9.5% increase in traffic generated through telecommunication centers. Our customers have increasingly opted to use telecommunication centers due to the security and value added services they offer. The Company has encouraged this substitution due to the vulnerability of traditional payphones to vandalism that threaten this service reliability.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 3

Domestic Long Distance Revenue:

DLD revenues and traffic decreased 5.4% and 11.5%, respectively

Domestic long distance (DLD) revenues decreased Bs. 3.9 billion (5.4%) compared to first quarter 2005, while traffic decreased 11.5% (see Figure 6).

Figure 6 - DLD Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	1Q06	1Q05	Inc./(Dec.)%		1Q06	1Q05	Inc./(Dec.)%
Residential	18,435	18,114	321	1.8%	131	130	1	0.8%
Non-residential	27,984	29,951	(1,967)	(6.6)%	143	158	(15)	(9.5)%
Public telephony	8,767	10,697	(1,930)	(18.0)%	66	76	(10)	(13.2)%

Total Unbundled	55,186	58,762	(3,576)	(6.1)%	340	364	(24)	(6.6)%

Bundled plans	14,814	15,229	(415)	(2.7)%	158	199	(41)	(20.6)%

Total	70,000	73,991	(3,991)	(5.4)%	498	563	(65)	(11.5)%

Compared to the same period in 2005, first quarter 2006 residential unbundled DLD revenues increased 1.8% to Bs. 18.4 billion mainly due to a 0.8% increase in residential DLD unbundled traffic combined with a 1% increase in weighted average tariff.

The traffic decrease, mainly attributable to mobile service substitution, was most pronounced in our bundled DLD plans (20.6%) than in our unbundled DLD service (6.6%). Due to restrictions imposed by CONATEL, mobile services providers may not bill domestic long distance usage.

Bundled plans helped curb DLD revenue decline. Unbundled DLD revenues decreased 6.1% over same period last year and was in line with the 6.6% decrease in unbundled traffic. Bundled DLD revenues, however, only decreased 2.7% despite a 20.6% overall decline in bundled traffic.

International Long Distance Revenues and Net Settlements:

ILD revenues increased 5.1% driven by 2.9 billion increase in revenues on outgoing minutes charged to customers

First quarter 2006 international long distance (ILD) revenues of Bs. 29.7 billion (2.4% of total revenues) reflects a 5.1% increase over first quarter 2005 results, mainly due to a Bs. 2.9 billion (10.3%) increase in outgoing revenues partially offset by Bs. 1.4 billion decrease in net settlements revenues (see Figure 7).

Figure 7 - ILD Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	1Q06	1Q05	Inc./(Dec.)%		1Q06	1Q05	Inc./(Dec.)%
Incoming minutes	15,446	16,129	(682)	(4.2)%	138	85	53	62.4%
Outgoing minutes	16,627	15,875	751	4.7%	92	71	21	29.6%

Net Settlements	(1,180)	253	(1,434)	N.M.	46	14	32	228.6%

Incoming/Outgoing ratio	0.93	1.02	(0.09)	(8.6)%	1.50	1.20	0.30	25.3%

Outgoing minutes charged to customers	30,909	28,022	2,887	10.3%	74	65	9	13.8%

Total	29,729	28,275	1,453	5.1%	120	79	9	51.9%

The increase in revenues from outgoing minutes charged to customers results from the 13.8% increase in outgoing traffic partially offset by a 2.8% reduction in weighted average tariffs.

The decline in net settlements revenues results from a reduction in tariffs partially offset by an increase in traffic with improved incoming/outgoing ratio. Lower incoming tariffs are primarily attributable to the Company’s efforts to maximize market share in response to competitive pressures. Most of incoming traffic goes through our IP platform allowing us to offer competitive prices. The results of this strategy is evidenced in the improved incoming/outgoing traffic ratio achieved by the Company through negotiations with key operators involving higher commitments for inbound traffic combined with improved quality of service.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 4

Interconnection Revenues (Outgoing Fixed to Mobile and Incoming):

Increase in IXC revenues driven mainly by 19.4% increase in outgoing fixed to mobile revenues

First quarter 2006 15.5% quarter-over-quarter increase in total interconnection revenues was attributable to a 19.4% increase in outgoing revenues partially offset by a 10.6% decrease in total incoming revenues (see Figure 8).

Figure 8 - Interconnection Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	1Q06	1Q05	Inc./(Dec.)%		1Q06	1Q05	Inc./(Dec.)%
Local F-M Outgoing	135,854	118,830	17,024	14.3%	418	375	43	11.5%
DLD F-M Outgoing	68,605	52,395	16,210	30.9%	220	177	43	24.3%

Total Outgoing	204,459	171,225	33,234	19.4%	638	552	86	15.6%
Incoming	23,096	25,827	(2,731)	(10.6)%	420	518	(98)	(18.9)%

The increase in outgoing traffic and the reduction in incoming revenues reflect the significant growth in the mobile market and its impact on traffic as other operators completed their installation of interconnection points.

The 14.3% and 30.9% increases in local and DLD fixed to mobile (F-M) outgoing revenues were driven by 11.5% and 24.3% respective traffic increases over the same period last year combined with 2.6% and 5.3% weighted average rate increases.

Broadband:

Broadband revenues increased 45.8%

Broadband revenues increased Bs. 59.2 billion (45.8%) on a quarter-over-quarter basis to Bs. 188.4 billion, increasing its share of Company’s total revenues from 11.9% in 2005 to 13.1% in 2006. The increase was due to a Bs. 40.1 billion (75.7%) increase in ABA (ADSL) revenues combined with a Bs. 19.0 billion (25.0%) increase in private circuits revenues (see Figure 9).

Figure 9 - Broadband Revenues and Subscribers

	Revenues (in millions of Bs.)				Subscribers (thousands)
	1Q06	1Q05	Inc./(Dec.)%		1Q06	1Q05	Inc./(Dec.)%
Private circuits	95,246	76,202	19,044	25.0%	16,887	17,677	(790)	(4.5)%
ABA (ADSL)	93,180	53,040	40,140	75.7%	326,557	186,146	140,411	75.4%

Total	188,426	129,242	59,184	45.8%	343,444	203,823	139,621	68.5%

ABA (ADSL) subscribers increased to 57.7% of total Internet subscribers

ABA (ADSL) lines continued its strong increase trend, with 75.4% quarter-over-quarter growth measured at the end of the first quarter. As of March 2006, our ABA (ADSL) customer base totaled nearly 327 thousand lines. Our continued investment and commercial efforts to improve and promote our broadband offerings have fuelled the strong ABA (ADSL) sales momentum and taken advantage of the low market penetration rate in this sector.

Internet subscribers grew 44.2% on a year-over-year basis from 392 thousand to 565 thousand. ABA (ADSL) subscribers increased as a percentage of total Internet subscribers from 47.5% at the end of first quarter 2005 to 57.7% at the end of first quarter 2006.

Mobile

Mobile revenues increased by 72.5% in 1Q06

First quarter mobile revenues increased 72.5% on a quarter-over-quarter basis to Bs. 654.3 billion, increasing its share of the Company’s total revenues from 34.8% to 45.4%.

The quarter-over-quarter growth in mobile revenues resulted from an 81.3% gain in traffic, largely driven by the 75.1% increase in our customer base and 101.0% increase in equipment sales.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 5

Subscribers:

Nearly 400 thousand net additions in 1Q06, 371.5% higher than in 1Q05 drove the mobile subscriber base to nearly 5.6 million

By the end of first quarter 2006, the mobile customer base reached nearly 5.6 million subscribers, a 75.1% increase on a year-over-year basis. Our postpaid and prepaid subscriber bases individually posted increases of 21.6% and 79.1%, respectively.

Additions of nearly 400 thousand net subscribers drove a 7.7% sequential increase over our fourth quarter 2005 customer base. Compared to the same period a year ago, first quarter 2006 net additions were 371.5% higher.

Figure 10 – Mobile subscribers

Our competitive success in first quarter 2006 reflects the continuation of 2005 business strategies that focused on improved demand forecasts optimized provisioning of terminal equipment, particularly of low cost handsets, and a superior network. As evidenced by recent market opinion surveys, Cantv’s mobile network receives top marks in both quality and coverage.

Usage and ARPUs:

Total usage grew 81.3% compared with 1Q05

1,383 million minutes of use (outgoing and incoming) were generated during first quarter 2006, a 81.3% increase compared to first quarter 2005 (see Figure 11).

Figure 11 - Mobile Minutes

	(in millions)
	1Q06	1Q05	Inc./(Dec.)%
Outgoing	1,209	653	556	85.1%
Incoming	174	110	64	58.2%

Total	1,383	763	620	81.3%
Incoming from related parties	275	209	66	31.6%

Our bundled offers continue to channel most of the outgoing traffic growth. The overall 85.1% increase in first quarter 2006 outgoing minutes resulted from a 152.6% increase in bundled traffic combined with a 38.8% growth in unbundled minutes.

During first quarter 2006, blended ARPU declined 5.4% to Bs. 43,085 driven by new customers subscribing to our prepaid bundled plans (“Pégate durísimo” and “Rumbear”). These plans targets lower income segments of the market. Postpaid ARPU grew 9.1% to Bs. 174,307 (see Figure 12).

Figure 12 - Mobile ARPU

	(in Bs.)
	1Q06	1Q05	Inc./(Dec.)%
Prepaid	36,395	36,988	(593)	(1.6)%
Postpaid	174,307	159,708	14,599	9.1%
Blended	43,085	45,561	(2,476)	(5.4)%

SMS revenues increased 118.2%

SMS continued to deliver strong revenue growth. First quarter 2006 SMS revenues totaled Bs. 158.5 billion, a 118.2% increase over first quarter 2005. Approximately 2.4 billion messages, a 108.6% increase over the same 2005 period, were sent by our customers during the quarter. SMS represented 19.7% of the Company’s total first quarter mobile revenues.

Handset sales represented 14.3% of mobile revenue

Handset sales during first quarter 2006 increased 101.0% on a quarter-over-quarter basis and accounted for 14.3% of mobile revenues. The Company sold 650 thousand handsets for Bs. 93.8 billion during first quarter 2006. Improved purchasing power of lower income segments combined with the Company’s efforts to source lower cost handsets have contributed to the significant growth in subscribers.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 6

EXPENSE AND MARGIN ANALYSIS

Total Operating Expenses

Total operating expenses increase of 41.5% driven by higher handset sales and labor and pension expense

First quarter 2006 total operating expenses increased Bs. 356.0 billion or 41.5%, to Bs. 1,213.8 billion compared to first quarter 2005. The increase reflects Bs. 361.7 billion, or 55.8% increase in operating expenses excluding depreciation and amortization, partially offset by Bs. 5.7 billion, or 2.7% decrease in depreciation and amortization expense.

Operations, maintenance, repairs and administrative expenses increased Bs. 235.7 billion or 44.9% primarily from Bs. 97.8 billion or 126.2% increase in cost cellular handsets sales, combined with: (i) Bs. 81.9 billion labor and benefit related expenses driven by the higher pension expense resulting from the 2005 Supreme Court Ruling and salary increases; ii) Bs. 25.8 billion increase in contractor expenses supporting customer service; and (iii) Bs. 47.6 billion increase mainly related to fixed and mobile network maintenance, cost of mobile services, and legal contingencies.

Interconnection cost increased Bs. 26.6 billion or 22.9% due to 5.1% increase in traffic volumes over first quarter of 2005.

Concession and other taxes increased 61.8% as a result of the higher revenue base and additional municipal taxes effective January 1, 2006. The Municipal Public Power Law, enacted on June 8, 2005, imposed up to a 1% tax on gross revenues for telecommunications activities.

Provision for uncollectible decreased Bs. 9.6 billion or 42.9%, relative to first quarter 2006 due to changes in our fixed telephony uncollectible policy. The provision was previously based on a percentage of gross revenues. The provision is now based on an aging analysis of accounts receivable which yields a result more accurately aligned to current collections experience.

Other expenses, net of Bs. 0.4 billion were recorded in first quarter 2006 compared to other income, net, in first quarter 2005 of Bs. 72.9 billion. This variance reflects the first quarter 2005 Bs. 71.3 billion gain recognized on the sale of our 1.2% investment in International Satellite Telecommunications Organization (INTELSAT).

The Bs. 5.7 billion decrease in depreciation and amortization expenses relative to first quarter 2006 was attributable to certain mobile network assets reaching the end of their useful lives.

EBITDA and EBITDA Margin

EBITDA of Bs. 431.6 billion, 16.6% higher than a year ago when adjusted for one time gain

First quarter EBITDA decreased 2.3% to Bs. 431.6 billion from Bs. 441.6 billion in first quarter 2005. As a percentage of revenues, this reflected a 1,100 basis points decrease in our margin. The decrease resulted from an increase of 32.3% in revenues offset by a 55.8% increase in operating expenses excluding depreciation and amortization. The increase in operating expenses excluding depreciation and amortization was primarily due to the 2005 Bs. 71.3 billion INTELSAT sale as well as the higher cost of sales driven by the sharp increase in cellular handset sales.

Figure 13 – EBITDA

Excluding the Bs. 71.3 billion one time effect of the 2005 INTELSAT gain, first quarter 2005 EBITDA would have been Bs. 370.3 billion, therefore 2006 EBITDA would have been 16.6% higher than first quarter 2005 EBITDA.

Please refer to Reconciliation of Non-GAAP financial measures section on page 14 for a reconciliation of EBITDA to GAAP financial measures.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 7

Interest Income and Exchange Gain, net and Taxes

Lower interest income and exchange gain, net and higher taxes

Interest income and exchange gain, net decreased Bs. 26.5 billion or 56.6% to Bs. 20.3 billion compared to first quarter 2005. Interest income decreased Bs. 4.6 billion or 17.0% due to lower average interest rates partially offset by Bs. 1.1 billion of interest income related to the net present value of long term accounts receivable from government entities collected during the period. First quarter interest expense decreased Bs. 4.2 billion or 68.4% due to lower debt. Exchange gain decreased by 99.9% or Bs. 26.2 billion in first quarter of 2006 compared to the same period in 2005 mainly due to the Bs. 39.4 billion exchange gain recognized from the sale of the investment in INTELSAT in first quarter 2005.

Income tax expense increased Bs. 80.2 billion in first quarter 2006 to Bs. 64.1 billion, compared to the Bs. 16.1 billion benefit recorded during the same period in the previous year. The current tax provision increased by Bs. 61.1 billion mainly due to a higher taxable income. The deferred tax benefit totaled Bs. 19.1 billion in first quarter 2006, compared to Bs. 38.3 billion recorded in first quarter 2005. The decline was attributable to lower increase in book and tax basis differentials as well as timing differences related to uncollectible.

Net Income

Net income of Bs. 183.9 billion represents a 0.2% reduction when adjusted for one time gain

First quarter net income totaled Bs. 183.9 billion, compared to Bs. 294.9 billion in first quarter of 2005.

The Bs. 111.0 billion reduction in net income was driven by the Bs. 10.0 billion decline in EBITDA, Bs. 80.2 billion increase in income tax expense, combined with the Bs. 39.4 billion one time exchange gain contribution that the sale of INTELSAT represented in first quarter 2005.

When first quarter 2005 is adjusted for the one time effect of the sale of INTELSAT, first quarter 2006 net income would have would have been Bs. 184.2 billion, 0.2% lower than a year ago.

CASH FLOW ANALYSIS

Stronger cash generation allowing for a 38.5% increase in CAPEX and 72.1% increase in free cash flow

Free cash flow (FCF) for first quarter 2006 totaled Bs. 188.4 billion, 72.1% higher than Bs. 109.5 billion reported in first quarter 2005. The Bs. 78.9 billion year-over-year FCF increase was driven by a Bs. 125.3 billion increase in net cash provided by operating activities partially offset by a Bs. 46.4 billion increase in CAPEX (see Reconciliation of Non-GAAP financial measures on page 14). The increase in cash from operations was largely composed of a Bs. 63.0 billion reduction in uses of working capital and Bs. 58.4 billion in cash earnings (net income adjusted for non-cash items).

Cash used in financing activities totaled Bs. 32.5 billion, primarily reflecting debt repayment of Bs. 25.8 billion.

The Company’s net cash position totaled Bs. 1,175.9 billion as of March 31, 2006, compared to Bs. 994.3 billion as of December 31, 2005 (see Reconciliation of Non-GAAP financial measures on page 14).

Capital Expenditures

CAPEX continues to focus on CDMA-1X, ADSL and information systems

Capital expenditures for first quarter 2006 totaled Bs. 166.8 billion, a Bs. 46.4 billion (38.5%) increase over the same 2005 period. 2006 Capital expenditures continue to be focused on: i) expansion of our CDMA-1X network footprint to support projected mobile and fixed wireless demand; ii) deployment of backbone and data networks to sustain growth in our ABA (ADSL) and other data product lines; iii) deployment of Evolution Data Optimized (EvDO) technology for wireless broadband services; iv) the substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency; and v) integration and transformation of the Company’s information systems.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 8

Total Debt

During first quarter 2006, Cantv’s debt payments totaled Bs. 25.8 billion, including Bs. 4.7 billion (US$2.2 million) for International Finance Corporation (IFC) loans, Bs. 9.9 billion (¥541.0 million) to Japan’s Eximbank, and repayments of Bs. 11.2 billion of commercial paper. During the first quarter 2005, payments of Bs. 25.4 billion included Bs. 15.5 billion (US$7.2 million) for the IFC loans and Bs. 9.9 billion (¥541.0 million) to Japans’ Eximbank.

As of March 31, 2006, the Company’s debt totaled Bs. 78.6 billion, a Bs. 222.1 billion decrease compared to debt balances as of March 31, 2005.

Total debt represented 2.4% as a percentage of Equity as of March 31, 2006 compared to 8.0% as of March 31, 2005.

OTHER DEVELOPMENTS

Dividends

During the March 31, 2006 annual Shareholders’ Meeting, an ordinary dividend of Bs. 700 per share (US$2.28 per ADS) was approved to be paid on April 27, 2006 to shareholders of record on April 18, 2006.

Since dividends are paid in bolivars, under the exchange control regime implemented in January 2003 the repatriation of dividends for American Depositary Shares (ADS) holders and foreign investors must be requested from CADIVI (the Government’s Commission for Administration of Foreign Exchange). The timing for request and approval depend on the fulfillment of extensive formalities and documentation. The portion related to ADS holders and foreign investors is deposited in Venezuelan banks until CADIVI issues approval for the conversion of bolivars to US dollars and then sent to the corresponding foreign banks.

The last dividend that the Company paid received approval for conversion to US dollars by CADIVI for ADS holders and other foreign investors 82 and 140 days, respectively, after payment in bolivars (April 27, 2005).

Proposed sale of Verizon’s stake in Cantv to Telmex and América Móvil

On April 3, 2006, Cantv was notified that Verizon Communications Inc. (Verizon) had entered into a definitive agreement to sell its indirect 28.5% interest in Cantv to an entity jointly owned by Teléfonos de México, S.A. de C.V. (Telmex) and América Móvil, S.A. de C.V. (América Móvil). According to announcements published by the parties, the joint venture Telmex-América Móvil would acquire Verizon’s indirect equity stake in Cantv through the purchase of a Verizon subsidiary holding company that holds all of Cantv’s ordinary shares and ADS owned by Verizon. According to these announcements, the aggregate purchase price for Verizon’s stake would be US$676.6 million in cash, representing approximately US$3.01 per ordinary share (US$21.10 per ADS) held by Verizon. The transaction is subject to regulatory approvals and other conditions.

According to the announcements issued by the parties, the joint venture Telmex-América Móvil has also agreed, subject to regulatory approvals, that following closing of the purchase of Verizon’s equity interest in Cantv, the joint venture Telmex-América Móvil will make a tender offer for any and all of the remaining shares of Cantv at the same price paid to Verizon for each share, and the purchase price in bolivars would be at the bolivar equivalent of such price based on the official exchange rate.

Pursuant to the requirements of Venezuelan law, the Board of Directors of Cantv will make its recommendation with respect to the tender offer following publication of the offering documents.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 9

Pension adjustment decision

As of the date of this release, the case regarding the adjustment of pensions payable to Cantv’s retirees remains in execution stage and is being administered by a lower Court: “Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas”. This Court appointed the Venezuelan Central Bank (Banco Central de Venezuela) to perform the necessary calculations to determine the actual amounts of retroactive payments due to the beneficiaries from Cantv. The Venezuelan Central Bank requested additional information from the Company which has been duly submitted.

In compliance with the July 26, 2005 Social Chamber of the Venezuelan Supreme Court’s decision, Cantv pensioners and retirees signed into the decision have been receiving pension payments since February 1, 2006 at least equal to the Venezuelan minimum wage.

CONATEL – Taxes review

In December 2004, CONATEL provided the initial results of their review of Cantv’s 2000 as well as Movilnet and Cantv.Net’s 2000 to 2003 telecommunications tax payments. The Telecommunications Law bases the tax on revenues and CONATEL objected to the Company’s deduction of uncollectible write-offs and customer discounts from its tax base. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenues from their tax base for the Special Telecommunications Tax of Wireless Services. In January 2006, the Company received CONATEL’s final Administrative Summary indicating total additional taxes, penalties and interest of Bs. 8.1 billion for Cantv, Bs. 92.9 billion for Movilnet and Bs. 0.7 billion for Cantv.Net. Based on the opinion of external legal advisors, the Company considers these tax assessments to be groundless.

In February 2006, the Company introduced the applicable administrative resources and is currently expecting for a response from CONATEL.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 10

FINANCIAL STATEMENTS DATA

Income statement data

For the quarters ended March 31, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars, except per share amounts)

	Bs. 2006	% of total operating revenues	Bs. 2005	% of total operating revenues	US$ 2006	US$ 2005	% Increase (Decrease)
Operating Revenues
Fixed revenues
Local services	220,078	15.3%	221,378	20.3%	102	103	(0.6)%
Domestic long distance	70,000	4.9%	73,991	6.8%	33	34	(5.4)%
International long distance	30,909	2.1%	28,022	2.6%	14	13	10.3%
Net settlements	(1,180)	(0.1)%	253	0.0%	(1)	—	N.M.

Total international long distance	29,729	2.1%	28,275	2.6%	13	13	5.1%
Fixed to mobile - Outgoing	204,459	14.2%	171,225	15.7%	95	80	19.4%
Interconnection incoming	23,096	1.6%	25,827	2.4%	11	12	(10.6)%

Total interconnection	227,555	15.8%	197,052	18.1%	106	92	15.5%
Other wireline-related services	33,752	2.3%	29,603	2.7%	16	14	14.0%
Internet dial-up	17,301	1.2%	14,486	1.3%	8	7	19.4%
Other telecommunications-related services	311	0.0%	16,305	1.5%	—	8	(98.1)%

Total Internet dial-up and other	51,364	3.6%	60,394	5.5%	24	29	(15.0)%

Private circuits	95,246	6.6%	76,202	7.0%	45	35	25.0%
ABA (ADSL)	93,180	6.5%	53,040	4.9%	43	25	75.7%

Total broadband	188,426	13.1%	129,242	11.9%	88	60	45.8%

Total fixed revenues	787,152	54.6%	710,332	65.2%	366	331	10.8%
Mobile revenues	654,307	45.4%	379,394	34.8%	304	176	72.5%

Total operating revenues	1,441,459	100.0%	1,089,726	100.0%	670	507	32.3%

Operating Expenses
Provision for uncollectibles	12,746	0.9%	22,312	2.0%	6	10	(42.9)%
Operations, maintenance, repairs and administrative	760,513	52.8%	524,785	48.2%	353	244	44.9%
Interconnection cost	142,996	9.9%	116,369	10.7%	67	54	22.9%
Concession and other taxes	93,232	6.5%	57,614	5.3%	43	27	61.8%
Other expenses (income), net	408	0.0%	(72,918)	(6.7)%	—	(34)	N.M.

	1,009,895	70.1%	648,162	59.5%	469	301	55.8%
EBITDA	431,564	29.9%	441,564	40.5%	201	206	(2.3)%

EBITDA Margin	30%	0.0%	41%	0.0%	30%	41%	(1,100	)bps
Depreciation and amortization	203,922	14.1%	209,599	19.2%	95	98	(2.7)%

Total operating expenses	1,213,817	84.2%	857,761	78.7%	564	399	41.5%

Operating Income	227,642	15.8%	231,965	21.3%	106	108	(1.9)%

Interest Income and Exchange Gain, net
Interest income	22,215	1.5%	26,775	2.5%	10	13	(17.0)%
Interest expense	(1,941)	(0.1)%	(6,144)	(0.6)%	(1)	(3)	(68.4)%
Interest income and exchange gain, net	34	0.0%	26,185	2.4%	—	12	(99.9)%

Interest income and exchange gain, net	20,308	1.4%	46,816	4.3%	9	22	(56.6)%
Income before Income Taxes	247,950	17.2%	278,781	25.6%	115	130	(11.1)%
Income Tax
Current	(83,188)	(5.8)%	(22,135)	(2.0)%	(38)	(11)	275.8%
Deferred	19,120	1.3%	38,261	3.5%	9	18	(50.0)%

Total income tax	(64,068)	(4.4)%	16,126	1.5%	(29)	7	N.M.
Net Income	183,882	12.8%	294,907	27.1%	86	137	(37.6)%

Net Income Attributable to:
Equity holders of the Company	184,195	12.8%	293,606	26.9%	86	136	(37.3)%
Minority interest	(313)	(0.0)%	1,301	0.1%	—	1	N.M.

Net Income	183,882	12.8%	294,907	27.1%	86	137	(37.6)%

Earnings per Share	237		380		0.11	0.18	(37.6)%

Earnings per ADS (based on 7 shares per ADS)	1,659		2,660		0.78	1.24	(37.6)%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 11

Balance sheet data

As of March 31, 2006 and December 31, 2005

(Expressed in millions of bolivars and millions of US dollars)

	March 31, 2006	December 31, 2005	US$ 2006	US$ 2005
Assets

Non-Current Assets:
Property, plant and equipment, net of accumulated depreciation of Bs. 14,106,903 and Bs. 13,942,782, respectively	3,444,875	3,483,063	1,602	1,620
Cellular concession, net	148,668	150,088	69	70
Long-term accounts receivable from Venezuelan Government entities	24,093	64,377	11	30
Deferred tax asset	849,351	830,231	395	386
Information systems (software), net	344,845	342,349	160	159
Other assets	86,581	71,433	41	33

Total non-current assets	4,898,413	4,941,541	2,278	2,298

Current Assets:
Other current assets	85,508	62,552	41	30
Inventories, spare parts and supplies, net	338,510	312,255	157	145
Accounts receivable from Venezuelan Government entities	219,611	188,095	102	87
Accounts receivable, net of provision for uncollectibles of Bs. 67,385 and Bs. 71,286, respectively	692,907	687,039	322	320
Cash and temporary investments	1,254,522	1,098,629	583	511

Total current assets	2,591,058	2,348,570	1,205	1,093

Total assets	7,489,471	7,290,111	3,483	3,391

Stockholders’ Equity and Liabilities

Stockholders’ Equity	3,303,103	3,669,069	1,536	1,707

Non-Current Liabilities:
Long-term debt	48,769	63,338	23	29
Deferred income tax liability	—	—	—	—
Provision for legal and tax contingencies	132,927	134,513	62	63
Pension and other post-retirement benefit obligations	1,276,788	1,230,166	593	572

Total non-current liabilities	1,458,484	1,428,017	678	664

Current Liabilities:
Current portion of the long-term debt	29,811	40,992	14	19
Accounts payable	1,106,401	1,161,580	515	540
Accrued employee benefits	116,039	92,608	54	43
Current portion of pension and other post-retirement benefit obligations	358,504	348,532	167	162
Income tax payable	88,554	77,352	41	36
Dividends payable	543,278	—	253	—
Deferred revenue	185,991	184,518	87	86
Concession tax	63,915	75,412	30	35
Subscriber rights	71,294	69,462	33	32
Other current liabilities	164,097	142,569	75	67

Total current liabilities	2,727,884	2,193,025	1,269	1,020

Total liabilities	4,186,368	3,621,042	1,947	1,684

Total stockholders’ equity and liabilities	7,489,471	7,290,111	3,483	3,391

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 12

Cash flow data

For the quarters ended March 31, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars)

	Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
Operating Activities:
Net income	183,882	294,907	86	137
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange gain, net	(34)	(26,185)	—	(12)
Minority interest	313	(1,301)	—	(1)
Depreciation and amortization	203,922	209,599	95	98
Current income tax	83,188	22,135	38	11
Deferred income tax (benefit)	(19,120)	(38,261)	(9)	(18)
Provision for inventories obsolescence	2,491	(3,654)	1	(2)
Provision for legal and tax contingencies	5,678	6,403	3	3
Provision for uncollectibles	12,746	22,312	6	10
Gain in sale of investment	—	(71,260)	—	(33)

Changes in current assets and liabilities	(182,452)	(245,448)	(85)	(114)

Changes in non-current assets and liabilities	64,569	60,637	30	28

Net cash provided by operating activities	355,183	229,884	165	107

Investing Activities:
Acquisition of information systems (software), net of disposals	(20,352)	(23,417)	(9)	(11)
Acquisition of property, plant and equipment, net of disposals	(146,458)	(96,964)	(68)	(45)

Net cash used in investing activities	(166,810)	(120,381)	(77)	(56)

Free Cash Flow	188,373	109,503	88	51

Financing Activities:
Proceeds from borrowings	—	45,851	—	21
Payments of debt	(25,835)	(25,398)	(13)	(12)
Purchase of shares for the workers benefit fund	(6,645)	(2,633)	(3)	(1)

Net cash (used in) provided by financing activities	(32,480)	17,820	(16)	8

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments	155,893	127,323	72	59

Effect of exchange rate changes on cash and temporary investments	—	30,596	—	14

Increase in cash and temporary investments	155,893	157,919	72	73

Cash and temporary investments:
Beginning of the period	1,098,629	967,543	511	450

End of the period	1,254,522	1,125,462	583	523

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 13

Reconciliation of Non-GAAP financial measures

(Expressed in millions of bolivars and millions of US dollars)

For the quarters ended March 31, 2006 and 2005		Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
EBITDA
Net Income		183,882	294,907	86	137
Plus / (minus):
Total income tax		64,068	(16,126)	29	(7)
Interest income and exchange gain, net		(20,308)	(46,816)	(9)	(22)
Depreciation and amortization		203,922	209,599	95	98

EBITDA		431,564	441,564	201	206

EBITDA Margin
EBITDA	=	431,564	441,564	201	206

Total operating revenues		1,441,459	1,089,726	670	507
EBITDA Margin		30%	41%	30%	41%

Cash Earnings
Net income		183,882	294,907	86	137
Plus / (minus):
Exchange gain, net		(34)	(26,185)	—	(12)
Minority interest		313	(1,301)	—	(1)
Depreciation and amortization		203,922	209,599	95	98
Current income tax		83,188	22,135	38	11
Deferred income tax (benefit)		(19,120)	(38,261)	(9)	(18)
Provision for inventories obsolescence		2,491	(3,654)	1	(2)
Provision for legal and tax contingencies		5,678	6,403	3	3
Provision for uncollectibles		12,746	22,312	6	10
Gain in sale of investment		—	(71,260)	—	(33)

Cash Earnings		473,066	414,695	220	193

Free Cash Flow
Net cash provided by operating activities		355,183	229,884	165	107
Minus:
Net cash used in investing activities		(166,810)	(120,381)	(77)	(56)

Free cash flow		188,373	109,503	88	51

As of March 31, 2006 and December 31, 2005		March 31, 2006	December 31, 2005	US$ 2006	US$ 2005
Net Cash Position
Cash and temporary investments		1,254,522	1,098,629	583	511
Minus:
Long-term debt		(48,769)	(63,338)	(23)	(29)
Short-term debt		(29,811)	(40,992)	(14)	(19)

Net cash position		1,175,942	994,299	546	463

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 14

2006 REVISED GUIDANCE

MACROECONOMIC INDICATORS

	Original range		Revised range
	From	To	From	To
Economic growth
Total GDP Growth	6%	8%	6%	8%
Oil GDP Growth	0%	2%	0%	2%
Average oil price (US$ per barrel) *	51.0	57.0	51.0	57.0
Non-Oil GDP Growth	7%	9%	7%	9%
Communication GDP	13%	15%	13%	15%
Exchange rate (Bs./US$)
Average	2,150	2,150	2,150	2,150
Year-end	2,150	2,150	2,150	2,150
Devaluation (Year-to-Year)	0%	0%	0%	0%
Inflation (CPI)
CPI	13%	15%	10%	13%
WPI	14%	16%	11%	14%

*	Venezuelan basket

KEY OPERATING INDICATORS

in thousands

			Revised Range
	Original growth range		Growth range		EOY Number
	From	To	From	To	From	To
Fixed
Switched access lines *	3%	5%	3%	5%	3,206	3,238
ABA (ADSL)**	38%	48%	38%	48%	400	430
Mobile subscribers	21%	23%	45%	54%	7,500	8,000

Regulated Tariffs Effective Increase	0.0%	7.0%	0.0%	5.0%

*	Excludes ABA (ADSL) and private circuits
**	While EOY numbers in original guidance were correctly stated, growth range from original guidance was stated by mistake at 45%-49%. Correct range of 38%-48% is included herein.

KEY FINANCIAL INDICATORS

in billions of Bs.

			Revised range
	Original growth range*		Growth range*		EOY Number
	From	To	From	To	From	To
Revenue	30%	32%	35%	40%	6,890	7,120
Cash operating expenses	29%	26%	34%	34%	4,910	4,890
EBITDA	33%	46%	38%	55%	1,980	2,230
EBITDA Margin (bp and percentages)	59	314	59	314	29%	31%
Net Income (loss)	33%	46%	41%	60%	952	1,080
CAPEX	7%	17%	16%	33%	1,116	1,271
Free Cash Flow	24%	39%	23%	36%	854	940

*	For illustrative purposes, estimated as percentages of adjusted year 2005 figures excluding the effect of the July 26, 2005 Supreme Court's decision on pension litigation

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 15

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with over 3.1 million switched fixed access lines in service, almost 5.6 million mobile subscribers and over 343 thousand broadband subscribers as of March 31, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.7% (Class C Shares) and the remaining 58.2% of the capital stock is held by public and other stockholders.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

ARPU:	Average monthly revenue per user excluding terminal equipment sales, taxes and late-payment charges.

Bundled minutes:	Actual minutes used by the customer within the minutes allowed under variously priced monthly customer tariff plans that include a maximum number of allowed minutes within the monthly tariff.

Capital expenditures (CAPEX):	Net cash used in investing activities, including acquisition of property, plant and equipment and information systems.

Cash earnings:	Net income adjusted for non cash items or adjustments to reconcile net income to net cash provided by operating activities.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenues.

EPADS:	Earnings per ADS.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

IXC:	Interconnection.

Net cash position:	Cash and temporary investments minus short-term and long-term debt.

SMS:	Short text mobile messaging service.

Switched access lines:	Fixed access lines including Residential, non Residential and Public Telephony.

Total debt:	Short-term plus long-term debt.

Unbundled minutes:	Minutes in excess of the limits set forth in a specific monthly customer tariff plan that are billed to the customer on a per minute basis in addition to the basic monthly tariff plan that the customer has selected.

CANTV 1Q06 Earnings Commentary – April 26, 2006	NYSE: VNT BVC: TDV.d 16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: April 28, 2006